Exhibit 99.1

JA Solar Announces Second Quarter 2014 Results

SHANGHAI, August 20, 2014 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•                 Total shipments were 681.8 megawatts (“MW”), increases of +47.0% y/y and +6.8% sequentially

•                 Shipments of modules and module tolling were 445.8 MW, increases of +75.6% y/y and +14.9% sequentially

•                 Shipments of cells and cell tolling were 236.0 MW, increases of +12.5% y/y and decreases of 5.7% sequentially

•                 Net revenue was RMB 2.4 billion ($390.5 million), an increase of +52.9% y/y and +6.5% sequentially

•                 Gross margin was 15.2%, an increase of 710 basis points y/y but a decrease of 150 basis points sequentially

•                 Operating profit was RMB 89.7 million ($14.5 million), compared to an operating loss of RMB 33.3 million ($5.4 million) in the second quarter of 2013, and an operating profit of RMB 160.9 million ($25.9 million) in the first quarter of 2014

•                 Net income was RMB 40.1 million ($6.5 million), compared to a net loss of RMB 132.4 million ($21.3 million) in the second quarter of 2013, and a net income of RMB 85.0 million ($13.7 million) in the first quarter of 2014

•                 Earnings per diluted ADS were RMB 0.59 ($0.10), compared to a loss per diluted ADS of RMB 3.58 ($0.58) in the second quarter of 2013, and an earnings per diluted ADS of RMB 1.41 ($0.23) in the first quarter of 2014

•                 Cash and cash equivalents were RMB 2.0 billion ($326.9 million), an increase of RMB 80.1 million ($12.9 million) during the quarter

•                 Operating cash flow was negative RMB 84.0 million ($13.5 million), compared to positive RMB 198.2 million ($32.0 million) in the first quarter of 2014

•                 Non-GAAP earnings(1) per diluted ADS were RMB 0.87 ($0.14), compared to Non-GAAP loss per diluted ADS of RMB 3.58 ($0.58) in the second quarter of 2013, and Non-GAAP earnings per diluted ADS of RMB 1.99 ($0.32) in the first quarter of 2014

(1)  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude (1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, and (2) fair value of such warrants exceeding net proceeds from the Offering.

Mr. Baofang Jin, chairman and CEO of JA Solar, commented, “Our second quarter results were satisfactory, with strong revenue growth, continued bottom-line profitability, and progress in our transition from cells to modules as our main revenue stream. This successful transition has enabled us to emerge as a tier 1 module supplier in the world. Furthermore, we are actively growing our downstream business.  In the second half of 2014, we expect to sustain both our growth and profitability, due to accelerating activity in China, and continued favorable product and geographic mix.”

Mr. Jin continued, “Notably, our geographic mix in modules remains very favorable, a result of our determination to focus on the countries with the best growth and pricing prospects.  Japan performed very well in the quarter, while module shipments into China and Europe were stable.  North America saw a solid surge sequentially and now represents 9% of our module sales.  This favorable geographic exposure is the result of strategic decisions we made in the past several quarters.”

“We are confident in our prospects in the second half of this year.  Our optimistic outlook is predicated on several trends.  We expect better demand in China as both utility scale and distributed generation projects start construction in the second half.  We believe secular demand trends in Japan will continue due to their unique energy needs, and we expect to grow our business in the North American market.  Therefore we have revised up our full year shipment objective to be in the range of 2.9 GW to 3.1 GW.”

Second Quarter 2014 Financial Results

All shipment and financial figures refer to the quarter ended June 30, 2014, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended June 30, 2013.  All “sequential” comparisons are against the quarter ended March 31, 2014.

Total shipments were 681.8 MW, within the range of previous announced guidance of 670 to 700 MW.  Shipments grew 6.8% sequentially and 47.0% year-over-year. In addition, the Company shipped 43.7 MW of modules to its downstream projects.

Shipment breakdown by product (MW)

	2013Q2	2014Q1	2014Q2	QoQ%	YoY%
Modules and module tolling	253.9	388.0	445.8	14.9%	75.6%
Cells and cell tolling	209.8	250.1	236.0	-5.7%	12.5%
Total	463.7	638.1	681.8	6.8%	47.0%

Shipment breakdown by region (percentage)

	2013Q2	2014Q1	2014Q2	QoQ(pp)	YoY(pp)
China	37.8%	26.0%	26.0%	0pp	-11.8pp
APAC ex-China	34.2%	52.8%	47.1%	-5.7pp	12.9pp
Europe	19.7%	14.8%	13.9%	-0.9pp	-5.8pp
Americas	7.9%	4.1%	11.2%	7.1pp	3.3pp
Others	0.4%	2.3%	1.8%	-0.5pp	1.4pp

Net revenue was RMB 2.4 billion ($390.5 million), an increase of 52.9% y/y and 6.5% sequentially.  Growth was driven by the ongoing shift in sales to modules, which were 65.4% of shipments, as well as penetration of our key geographies, most notably China and Japan.

Gross profit of RMB 367.9 million ($59.3 million) increased 185.9% y/y but declined 3.3% sequentially.  Gross margin was 15.2%, which compares to 8.1% in the year-ago quarter, and 16.7% in the first quarter of 2014.  The gross margin increase y/y was due to improved overall market conditions.  The sequential decline was primarily due to a higher percentage of module shipments to China, where the module ASP declined slightly, and an adjustment of the minimum import price in European Union.

Total operating expenses of RMB 278.2 million ($44.8 million) were 11.5% of revenue.  This compares to operating expenses of 10.2% of revenue in the year-ago quarter, and 9.7% of revenue in the first quarter of 2014.  The sequential increase in operating expense was primarily due to increased freight and insurance expenses associated with increased module shipments, especially to the Americas.

Operating profit was RMB 89.7 million ($14.5 million), compared to an operating loss of RMB 33.3 million ($5.4 million) in the year-ago quarter, and operating profit of RMB 160.9 million ($25.9 million) in the first quarter.  The sequential decrease in operating profit was primarily due to the increased operating expenses.

Interest expense was RMB 54.8 million ($8.8 million), compared to RMB 79.7 million ($12.9 million) in the year-ago quarter, and RMB 56.8 million ($9.2 million) in the first quarter of 2014.

The change in fair value of warrant derivatives was negative RMB 16.4 million ($2.6 million), compared with negative RMB 33.6 million ($5.4 million) in the first quarter of 2014. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering, so there is no year-over-year comparison.  The change-in-fair-value expense, which was a non-cash charge, was mainly due to the increase in the Company’s stock price during the quarter.

Earnings per diluted ADS were RMB 0.59 ($0.10), compared to a loss per diluted ADS of RMB 3.58 ($0.58) in the year-ago quarter, and earnings per diluted ADS of RMB 1.41 ($0.23) in the first quarter of 2014.

Operating cash flow was negative RMB 84.0 million ($13.5 million).

Liquidity

As of June 30, 2014, the Company had cash and cash equivalents of RMB 2.0 billion ($326.9 million), and total working capital of RMB 1.7 billion ($275.7 million).  Total short-term borrowings were RMB 1.9 billion ($309.2 million). Total long-term borrowings were RMB 1.9 billion ($305.5 million), of which RMB 272.0 million ($43.8 million) were due in one year.

Business Outlook

For the third quarter of 2014, the Company expects total cell and module shipments to be in the range of 730 MW to 760 MW.  For the full year 2014, the Company revised up its previous shipment guidance.  The Company now expects to ship between 2.9 GW and 3.1 GW, higher than previous guidance of a range of 2.7 GW to 2.9 GW.  Consistent with the previous guidance, the new guidance includes 200 MW of module shipments to the Company’s downstream projects.

Manufacturing Capacity Update

With the completion of its capacity expansion during the quarter, JA Solar now has annual wafer production capacity of 1.0 GW, annual cell production capacity of 2.8 GW, and annual module production capacity of 2.8 GW.  Since the end of 2013, cell capacity has increased by 300 MW, while module capacity has increased by 1 GW.

Investor Conference Call / Webcast Details

JA Solar will hold a conference call on Wednesday, August 20, 2014, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s second quarter 2014 results.

Dial-in details for the live conference call are as follows:

International: +65-6723-9381

U.S.: +1 (845) 675-0437

Hong Kong:  +852-2475-0994

Passcode: JA Solar

A live webcast of the conference call will be available on the Company’s website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call.

The dial-in details for the replay are as follows:

International:  + 61-2-8199-0299

United States:  +1 (855) 452-5696

Passcode:  84732655

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2014, which was RMB 6.2036 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2014, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,”

“plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 2.1 GW of solar power products in 2013. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (U.S.): +1 (310) 954-1123

Phone (China): +86 (10) 6583 7500

Email: gary.dvorchak@icrinc.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Jun. 30, 2013	Mar. 31, 2014	Jun. 30, 2014	Jun. 30, 2014
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	1,584,226	2,275,510	2,422,402	390,483
Cost of sales	(1,455,563)	(1,894,952)	(2,054,505)	(331,179)
Gross profit	128,663	380,558	367,897	59,304
Selling, general and administrative expenses	(143,291)	(191,564)	(244,577)	(39,425)
Research and development expenses	(18,639)	(28,129)	(33,640)	(5,423)
Total operating expenses	(161,930)	(219,693)	(278,217)	(44,848)
(Loss)/income from operations	(33,267)	160,865	89,680	14,456
Interest expense	(79,739)	(56,767)	(54,750)	(8,826)
Change in fair value of warrant derivatives	—	(33,555)	(16,427)	(2,648)
Other income, net	(8,281)	29,124	31,729	5,115
(Loss)/income before income taxes	(121,287)	99,667	50,232	8,097
Income tax (expenses)/benefit	(11,139)	(14,656)	(10,132)	(1,633)
Net (loss)/income	(132,426)	85,011	40,100	6,464
Less: income attributable to noncontrolling interest	6,342	2,377	5,284	852
Net (loss)/income attributable to JA Solar Holdings	(138,768)	82,634	34,816	5,612

Net (loss)/income per share attributable to ordinary shareholders::
Basic (Note)	(0.72)	0.28	0.12	0.02
Diluted	(0.72)	0.28	0.12	0.02

Weighted average number of shares outstanding:
Basic	193,594,501	228,738,374	242,253,578	242,253,578
Diluted	193,594,501	229,194,129	242,660,788	242,660,788

Comprehensive (loss)/income
Net (loss)/income	(132,426)	85,011	40,100	6,464
Foreign currency translation adjustments, net of tax	8,702	(5,857)	2,290	369
Other comprehensive income/(loss)	8,702	(5,857)	2,290	369
Comprehensive (loss)/income	(123,724)	79,154	42,390	6,833
Income attributable to noncontrolling interest	6,342	2,377	5,284	852
Comprehensive (loss)/income attributable to JA Solar Holdings	(130,066)	76,777	37,106	5,981

NON-GAAP RECONCILIATION

GAAP net (loss)/income attributable to JA Solar Holdings	(138,768)	82,634	34,816	5,612
Change in fair value of warrant derivatives	0	33,555	16,427	2,648
Non-GAAP net (loss)/income attributable to JA Solar Holdings	(138,768)	116,189	51,243	8,260

Non-GAAP net (loss)/income per share attributable to ordinary shareholders:
Basic	(0.72)	0.40	0.17	0.03
Diluted	(0.72)	0.40	0.17	0.03

Non-GAAP weighted average number of shares outstanding:
Basic	193,594,501	228,738,374	242,253,578	242,253,578
Diluted	193,594,501	229,194,129	242,660,788	242,660,788

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 6.0 million (US$1.0 million) from the numerator of basic EPS in the second quarter 2014.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For six months ended
	Jun. 30, 2013	Jun. 30, 2014	Jun. 30, 2014
	RMB’000	RMB’000	USD’000

Net revenues	3,261,300	4,697,912	757,288
Cost of sales	(3,032,692)	(3,949,457)	(636,640)
Gross profit	228,608	748,455	120,648
Selling, general and administrative expenses	(307,102)	(436,141)	(70,304)
Research and development expenses	(40,003)	(61,769)	(9,957)
Total operating expenses	(347,105)	(497,910)	(80,261)
(Loss)/income from operations	(118,497)	250,545	40,387
Interest expense	(178,049)	(111,517)	(17,976)
Change in fair value of warrant derivatives		(49,982)	(8,057)
Other (loss)/income, net	(25,821)	60,853	9,809
(Loss)/income before income taxes	(322,367)	149,899	24,163
Income tax (expenses)/benefit	(16,605)	(24,788)	(3,996)
Net (loss)/income	(338,972)	125,111	20,167
Less: income attributable to noncontrolling interest	4,129	7,661	1,235
Net (loss)/income attributable to JA Solar Holdings	(343,101)	117,450	18,932

Net loss per share attributable to ordinary shareholders:
Basic	(1.77)	0.40	0.06
Diluted	(1.77)	0.34	0.05

Weighted average number of shares outstanding:
Basic	193,449,305	235,603,290	235,603,290
Diluted	193,449,305	236,439,213	236,439,213

Comprehensive loss
Net (loss)/income	(338,972)	125,111	20,167
Foreign currency translation adjustments, net of tax	10,105	(3,567)	(575)
Other comprehensive (loss)/income	10,105	(3,567)	(575)
Comprehensive (loss)/income	(328,867)	121,544	19,592
Income attributable to noncontrolling interest	4,129	7,661	1,235
Comprehensive (loss)/income attributable to JA Solar Holdings	(332,996)	113,883	18,357

NON-GAAP RECONCILIATION

GAAP net (loss)/income attributable to JA Solar Holdings	(343,101)	117,450	18,932
Change in fair value of warrant derivatives	0	49,982	8,057
Non-GAAP net (loss)/income attributable to JA Solar Holdings	(343,101)	167,432	26,989

Non-GAAP net loss per share attributable to ordinary shareholders:
Basic	(1.77)	0.57	0.09
Diluted	(1.77)	0.52	0.08

Non-GAAP weighted average number of shares outstanding:
Basic	193,449,305	235,603,290	235,603,290
Diluted	193,449,305	236,439,213	236,439,213

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Jun. 30,
	2013	2014	2014
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,119,740	2,028,126	326,927
Restricted cash	588,413	853,908	137,647
Accounts receivable	1,044,111	1,563,139	251,973
Inventories	1,347,094	1,989,784	320,747
Advances to suppliers	401,472	364,458	58,749
Project asset	—	311,450	50,205
Other current assets	851,203	786,608	126,799
Total current assets	6,352,033	7,897,473	1,273,047
Property and equipment, net	4,158,108	4,309,965	694,752
Project asset	47,746	—	—
Advances to suppliers	753,913	698,019	112,518
Long-term investment	48,802	—	—
Other long term assets	521,092	493,360	79,528
Total assets	11,881,694	13,398,817	2,159,845
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	1,042,432	1,918,043	309,182
Accounts payable	1,882,631	2,721,966	438,772
Advances from customers	202,723	159,310	25,680
Current portion of long term borrowings	936,163	272,000	43,846
Derivative liabilities-warrants	31,106	230,639	37,178
Accrued and other liabilities	945,829	884,974	142,655
Total current liabilities	5,040,884	6,186,932	997,313
Long-term borrowings	1,554,000	1,623,000	261,622
Derivative liabilities-warrants	154,259	—	—
Other long term liabilities	428,472	459,252	74,030
Total liabilities	7,177,615	8,269,184	1,332,965
Total JA Solar Holdings shareholders’ equity	4,620,262	5,038,155	812,134
Noncontrolling interest	83,817	91,478	14,746
Total shareholders’ equity	4,704,079	5,129,633	826,880
Total liabilities and shareholders’ equity	11,881,694	13,398,817	2,159,845